

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2012

Via E-Mail
Mr. Charles G. Nichols
Chief Financial Officer
Scio Diamond Technology Corporation
411 University Ridge, Suite D
Greenville, South Carolina 29601

> **Re:** **Scio Diamond Technology Corporation**
> **Form 10-K for the Year Ended March 31, 2011**
> **Filed June 21, 2011**
> **Form 10-Q for the Quarter Ended December 31, 2011**
> **Filed February 14, 2012**
> **Form 10-K for the Year Ended March 31, 2012**
> **Filed August 16, 2012**
> **Form 10-Q for the Quarter Ended June 30, 2012**
> **Filed August 20, 2012**
> **File No. 333-166786**

Dear Mr. Nichols:

　　We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　/s/ Linda Cvrkel

　　　　　　　　　　　　　　　　　　Linda Cvrkel
　　　　　　　　　　　　　　　　　　Branch Chief